

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2015

Via E-mail
Harry J. Fleming
President
Nobilis Health Corp.
4120 Southwest Freeway, Suite 150
Houston, Texas 77027

> **Re:** **Nobilis Health Corp.**
> **Amendment No. 4 to Registration Statement on Form 10-12G**
> **Filed February 25, 2015**
> **File No. 000-55274**

Dear Mr. Fleming:

We have reviewed your March 10, 2015 and March 12, 2015 responses to our comments issued on March 9, 2015 and have the following comment.

Please respond to this letter by providing the requested information. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comment.

After reviewing the information you provide in response to this comment, we may have additional comments.

Financial Statements for the Nine Months Ended September 30, 2014
Notes to the Consolidated Financial Statements
2. Acquisitions and Business Combinations, page 100

1. Please refer to your response to prior comment 2 of our March 9, 2015 letter. File the financial statements of the business acquired in the transaction with First Surgical as well as pro forma financial information as required by rules 8-04 and 8-05 of Regulation S-X.

You may contact Keira Nakada at (202) 551-3659 or James Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jim B. Rosenberg for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        William Mcdonald, Esq.
        Macdonald Tuskey